Filed Pursuant to Rule 424(b)(2)
Registration No. 333-146549

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered/Proposed Maximum Aggregate Offering Price Per Security/Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Shares, par value $0.01 per share	$435,870,000	$17,500

(1)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated October 5, 2007)	Registration No. 333-146540

     We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares offered by this prospectus supplement and the accompanying prospectus dated October 5, 2007.  In accordance with the terms of the sales agreement, we may offer and sell up to 6,000,000 of our common shares, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares.

     Our common shares are listed on The Nasdaq Global Market under the symbol “DRYS.” The last reported sale price of our common shares on The Nasdaq Global Market on March 6, 2008 was $ 70.33 per share.

     Sales of our common shares,  if any, under this  prospectus  supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Global Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, and in negotiated transactions  at market prices prevailing at the time of sale or at prices related to such  prevailing  market prices and/or any other method  permitted by law.

     Cantor Fitzgerald & Co. will be entitled to compensation of up to 2.50% of the gross proceeds of the sale of any of the 6,000,000 common shares  referenced herein that are sold in “at-the-market” offerings, and 4.0% of the gross proceeds of the sale of any of those  shares  in  negotiated  transactions.  In connection with the sale of the common shares on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

     Investing in our common shares involves risks. See the risk factors in beginning on page 5 of the accompanying prospectus to read about the risks you should consider before purchasing our common shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.
The date of this prospectus supplement is March 7, 2008

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2007:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the aggregate  payment of $7.3 million of dividends declared and paid in January 2008,  (ii) the additional drawdown of $48.65 million for the vessel Avoca of which $4.5 million is payable in the short term, (iii) the loan installment payments of $2.6 million paid in January 2008, (iv) the repayment of the bridge loan  facility of $30.1 million in February 2008, (v) the repayment of the loan facility for the vessel Matira of $15.3 million in February 2008, (vi) the principal loan repayment of $19.4 million in February 2008, (vii) the principal loan repayment for VOC Galaxy of $0.9 million in February 2008, and (viii) the issuance and sale of 4,209,000 shares of common stock in the controlled equity offering which commenced on February 21, 2008 at an average price of $76.3 per share, after deducting discounts, commissions payable and other expenses; and

•
on a further adjusted basis giving effect to our issuance and sale of 6,600,000 shares of common stock in the aggregate, representing 600,000 shares remaining to be sold pursuant to our prospectus supplement dated November 7, 2007 and 6,000,000 shares of common stock to be offered in this offering, at an assumed offering price of $70.33 per share, the last reported closing price of our common stock on March 6, 2008, net of estimated issuance costs of $11.6 million.

	As of December 31, 2007
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$197,574	$133,848	$133,848
Total long-term debt, net of current portion	1,053,107	1,097,248	1,097,248
Total debt	$1,250,681	$1,231,096	$1,231,096

Shareholders’ equity
Preferred stock, $0.01 par value; 30,000,000 shares authorized, none issued
Common stock, $0.01 par value; 75,000,000 shares authorized,
36,681,097 shares issued and outstanding 40,890,097 shares issued and outstanding as adjusted, 47,490,097 shares issued and outstanding as further adjusted	367	409	475
Additional paid-in capital	454,538	770,383	1,222,891
Retained earnings	570,064	562,728	562,728
Total shareholders’ equity	1,024,969	1,333,520	1,786,094
Total capitalization	$2,275,650	$2,564,616	$3,017,190

(1)
On January 17, 2008, the Company amended its Articles of Incorporation to increase its authorized share capital to 1,000,000,000 shares of common stock, par value $0.01, and 500,000,000 shares of preferred stock, par value $0.01 per share. There have been no significant adjustments to our capitalization since December 31, 2007, as so adjusted.

(2)	Assumes a sale price of $ 70.33 per share, which was the last reported closing price of our common stock on March 6, 2008.

EXPENSES

     The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$17,500
NASD Fee	$75,500
Legal fees and expenses	$150,000
Accounting fees and expenses	$50,000
Miscellaneous	$5,500
Total:	$298,500